
07006754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street., Suite 520
(No. and Street)

San Francisco	California	94108-2408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya B. Mukerji 415-352-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd. # 606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aditya B. Mukerji, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Securities Group, Inc., as of February 22, 2007, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public


G. S. FULLER
COMM. #1568336
Notary Public · California
San Francisco County
My Comm. Expires Apr. 22, 2009
NRO1
NRO1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., #606
Tarzana, CA 91356
(818) 401-8800 Fax (818) 401-8818

February 22, 2007

Mr. Aditya Mukerji, President
Redwood Securities
600 California Street #520
San Francisco, CA 94108

RE: Special Financial Examination No. 20070077738
June 30, 2006, Annual filing of Audited Financial Statements

Dear Mr. Mukerji:

I am writing this letter to explain the differences as requested by the NASD pertaining to your annual audited financial statements for the year ended June 30,2006.

1. The Cash Flow Statement now shows the correct ""Net cash provided by financing activities" amount of $144,925 (copy enclosed).
2. The Statement of Net Capital Schedule 1, has now been corrected to reflect the minimum net capital amount of $100,000, which was the amount at June 30, 2006 (copy enclosed).

I am also including backup to reflect Additional Paid in Capital on the financials in the amount of $144,925. My first draft of the submitted financials reflected an amount of $197,050, based upon your general ledger and material backup you provided me. Upon discovery that the subordinated loan should have been reclassified from additional paid in capital to subordinated loan as a liability in the amount of $52,125. This would have brought the correct ending balance in additional paid in capital to $144,925, which has now been corrected. These are the only amounts that I was provided with for the audit. I do not find where the FOCUS filing of $246,250 has been reflected.

In terms of my additional testing, subsequent to my fieldwork, I reviewed the results of the firm's search for unrecorded liabilities and felt that no additional accruals were required. There was some discussion in reference to the subordinated loan in order to give the firm time to convince the loan-holder to convert this amount to equity but this amount stood as a liability.

Should you have any questions, or require additional information, feel free to contact me.

Sincerely,

Brian W. Anson, CPA

Enclosures

cc: Ms. Brienne Dickman, Senior Compliance Officer
NASD
One Montgomery Street Suite 2100
San Francisco, CA 94101
w/enclosures

Redwood Securities
General Ledger
July 2005 - April 2006

Date	Type	Num	Name	Memo/Description	Split	Amount	Balance
07/05/2005	Check	1302	LOUSSE BARRETT		Wells Fargo Bank-Operating Acct.	-25,000.00	461,170.00
07/29/2005	Deposit				Bank of America	20,000.00	481,170.00
08/01/2005	Deposit				Am Continental Bank	6,000.00	487,170.00
09/01/2005	Check	8005	CAROL LEE	repayment	Am Continental Bank	-20,000.00	467,170.00
09/06/2005	Deposit		CAROL LEE		Am Continental Bank	1,800.00	468,970.00
09/30/2005	Deposit		CAROL LEE	capital infusion	Am Continental Bank	10,000.00	478,970.00
01/30/2006	Deposit		CAROL LEE	capital infusion	Am Continental Bank	100,000.00	578,970.00
04/30/2006	Journal	51		To record SDN collateral as equity	-SPLIT-	104,250.00	683,220.00
Total for Paid In Capital						197,050.00	

REDWOOD SECURITIES GROUP, INC.

Statement of Net Capital
Schedule I
June 30, 2006

	Focus 06/2006	Audit 06/2006	Change
Stockholders' equity, June 30, 2006	$222,127	$222,127	$0
Subtract - Non allowable assets:			
Fixed assets	40,205	40,205	0
Advances	44,887	44,887	0
Other assets	68,869	68,869	0
Tentative net capital	68,166	68,166	0
Haircuts:	0	0	
NET CAPITAL	68,166	68,166	0
Minimum net capital	(100,000)	(100,000)	
Excess net capital	(31,834)	(31,834)	0
Aggregate indebtedness	92,845	92,845	0
Ratio of aggregate indebtedness to net capital	1.36	1.36	

There were no noted differences between the Audit and Focus filed for June 30, 2006.

The accompanying notes are an integral part of these financial statements.

REDWOOD SECURITIES GROUP, INC.

Statement of Cash Flows
For the year ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (106,796)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	10,000
(Increase) decrease in:	
Investment	(110,923)
Commissions receivable	3,293
Advances	9,215
Secured demand notes, collateralized by cash	104,250
Other assets	(39,205)
Increase (decrease) in:	
Accounts payable	(110,699)
Payable to clearing firm	54,361
Salaries payable	15,426
Income taxes payable	(300)
Liabilities subordinated to claims of general creditors	(104,250)
Total adjustments	(168,832)
Net cash used in operating actitivies	(275,628)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contibutions	144,925
Net cash provided by financing activities	144,925
Decrease in cash	(130,703)
Cash at beginning of year	186,630
Cash at end of year	$ 55,927
Interest	$6,255
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

April 7, 2006

4pm

Corporate Board Meeting Agenda – Redwood Securities Group, Inc.

San Francisco Branch Office

Meeting called by:	Officers/Members of the Board	**Type of meeting:**	**Notification and acknowledgement that the two subordinated debenture notes matured on March 30, 2006. Cash proceeds (combined total of $104,250.00) are sitting in their respective Firm accounts.**
Facilitator: **Andy Mukerji, President & CEO**		**Note taker:**	Carol Lee
Timekeeper: **Joseph Mann**			

Attendees: Andy Mukerji, Carol Lee (by phone), Joseph Mann (by phone)

Please read:

Please bring:

Agenda Items

Topic:	Presenter(s)	Time allotted
Notification and acknowledgement that the two subordinated debenture notes matured on March 30, 2006. Cash proceeds (combined total of $104,150.00) are sitting in their respective Firm accounts.	Andy Mukerji	15 minutes

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Special Board Meeting Minutes

04/07/2006

Redwood Securities Group, Inc.

4pm

San Francisco Branch

Meeting called by: Members of the Board **Type of meeting:** Special

Facilitator: Andy Mukerji **Note taker:** Carol Lee

Timekeeper: Joseph Mann

Attendees: Andy Mukerji , Carol Lee (by phone), Joseph Mann (by phone)

Please read:

Please bring:

Minutes

Agenda item: Special Board Meeting **Presenter:** Andy Mukerji

Discussion: Subordinated Debenture Notes (SDN)

Conclusions: Notified Board that the 2 SDN held by Redwood Securities Group, Inc. have matured. Cash proceeds from each SDN (combined total of $104,250.00) are sitting in cash in their respective Firm accounts.

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1/26/06
4pm

CORPORATE BOARD MEETING AGENDA — REDWOOD SECURITIES GROUP, INC.

City of Industry Branch Office

Meeting called by:	Officers/Members of the Board	Type of meeting:	Special Board Meeting and acceptance of capital contribution (teleconference)
Facilitator: Andy Mukerji, President & CEO		**Note taker:** Nicole Lin	
Timekeeper: Joseph Mann			

Attendees: Andy Mukerji (by phone), Carol Lee, Joseph Mann

Please read:

Please bring:

AGENDA ITEMS

Topic	Presenter(s)	Time allotted
✓ Acknowledgement/Acceptance of capital contribution	Andy Mukerji/ Carol Lee	15 minutes
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1/26/06
4pm
COI Branch

Special Board Meeting Minutes

Redwood Securities Group, Inc.

Meeting called by: Members of the Board **Type of meeting:** Special
Facilitator: Andy Muker **Note taker:** Nicole Lin
Timekeeper: Joseph Mann
Attendees: Andy Mukerji (by phone), Carol Lee, Joseph Mann

Please read:
Please bring:

Minutes

Agenda item: Special Board Meeting **Presenter:** Andy Mukerji
Discussion: Investment in Redwood Securities' Treasury Account

Conclusions: Acknowledged and accepted Carol Lee's capital infusion of $100,000.00

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Special notes:

FAX 1/30/06 REDWOOD SECURITIES Corp

WEN C. HONG
CAROL LEE
1415 GRAND AV W.
ALHAMBRA, CA 91801

1108

DATE 1/30/06

PAY TO THE ORDER OF Redwood Securities Group $ 100,000.—

One hundred Thousand + 00/xx DOLLARS

Bank of America

Line of Credit

⑆122000358⑆08 240 1394 5399⑈ 1108

CHECKING DEPOSIT American Continental Bank

NAME REDWOOD SECURITIES GROUP INC

CURRENCY —

COIN

CHECKS 11-75 1 0 0 0 0 0 —

SIGNATURE X

DATE 30th JAN 20 06

DEPOSITS MAY NOT BE AVAILABLE FOR IMMEDIATE WITHDRAWAL

[illegible]

SUB TOTAL 1 0 0 0 0 0 —

LESS CASH RECEIVED —

ACCOUNT NUMBER

1 1 2 0 1 5 0 6 1 0 0 0 0 0 —

⑆122243583⑆



American Continental Bank

Transaction Receipt

[illegible]

POA DEPOSIT

***** 100,000.00
Account: [illegible]
Transaction 0024 by [illegible]
Received 1/30/2006 at 03:06pm
To drawer 002 on 1/30/2006 business.
Thank You for Banking with
American Continental Bank!

$70 68-28

Member FDIC

ACB-3001

END